Exhibit 99.1

Press Release

HUTCHMED Announces Launch by Takeda of FRUZAQLA® (fruquintinib) in Japan

— Launch follows approval by Japanese Ministry of Health, Labour and Welfare in September 2024 —

— Milestone payment to be made to HUTCHMED from Takeda —

— Fruquintinib already launched in several regions including the United States, Europe and China —

Hong Kong, Shanghai & Florham Park, NJ — Friday, November 22, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it will receive a milestone payment following the pricing approval and launch of FRUZAQLA® (fruquintinib) 1mg/5mg capsules in Japan by its partner Takeda (TSE:4502/NYSE:TAK) for patients with previously treated metastatic colorectal cancer (“CRC”). This follows approval for the manufacturing and marketing of FRUZAQLA® by the Japanese Ministry of Health, Labour and Welfare.

FRUZAQLA® is the first novel oral targeted therapy in Japan to be approved for metastatic CRC, regardless of biomarker status, in over a decade. FRUZAQLA® is indicated for the treatment of advanced or recurrent colorectal cancer that is neither curable nor resectable, and that has progressed after chemotherapy. CRC is the most prevalent type of cancer in Japan, with an estimated 161,000 new cases and 54,000 deaths in 2023, according to statistics from the National Cancer Center.1

On the launch of FRUZAQLA® in Japan by Takeda, Dr Weiguo Su, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said: “The launch of FRUZAQLA® in Japan highlights the continued progress of our partnership with Takeda across the globe. Takeda is well positioned to build on more than a decade of leadership in the treatment of metastatic CRC in Japan and bring a differentiated treatment option in FRUZAQLA® to patients.”

The launch of FRUZAQLA® in Japan follows its approval in September 2024, primarily based on results from the Phase III FRESCO-2 trial conducted in the US, Europe, Japan and Australia. Data from FRESCO-2 were published in The Lancet in June 2023. Takeda has the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside of mainland China, Hong Kong and Macau, and markets under the FRUZAQLA® brand name. It received approval in the US in November 2023, in the EU in June 2024, in Switzerland in August 2024, in Canada, Japan and the United Kingdom in September 2024 and in Argentina, Australia and Singapore in October 2024. Regulatory applications are progressing in many other jurisdictions.

About CRC

CRC is a cancer that starts in either the colon or rectum. According to the International Agency for Research on Cancer/World Health Organization, CRC is the third most prevalent cancer worldwide, associated with more than 1.9 million new cases and 900,000 deaths in 2022. In Japan, CRC was the most common cancer, with an estimated 146,000 new cases and 60,000 deaths, in 2022. In Europe, CRC was the second most common cancer in 2022, with approximately 538,000 new cases and 248,000 deaths.2,3 In the US, it is estimated that 153,000 patients will be diagnosed with CRC and 53,000 deaths from the disease will occur in 2024.4 Although early-stage CRC can be surgically resected, metastatic CRC remains an area of high unmet need with poor outcomes and limited treatment options. Some patients with metastatic CRC may benefit from personalized therapeutic strategies based on molecular characteristics; however, most patients have tumors that do not harbor actionable mutations.5,6,7,8,9

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three VEGF receptors (VEGFR-1, -2 and -3). VEGFR inhibitors play a pivotal role in inhibiting tumor angiogenesis. Fruquintinib was designed to have enhanced selectivity that limits off-target kinase activity, allowing for drug exposure that achieves sustained target inhibition and flexibility for potential use as part of a combination therapy.

About Fruquintinib Approvals

Global regulatory submissions are based on data from two large, randomized, controlled Phase III trials, the global, multi-regional FRESCO-2 trial and the FRESCO trial conducted in China, showing consistent benefit among a total of 734 patients treated with fruquintinib. Safety profiles were consistent across trials. Results from the FRESCO-2 trial were published in The Lancet in June 2023,10 while results from the FRESCO trial were published in The Journal of the American Medical Association, JAMA.11

In mainland China, Hong Kong and Macau, fruquintinib is co-marketed by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. It was included in the China National Reimbursement Drug List (NRDL) in January 2020. Since its launch in China, over 100,000 patients with colorectal cancer have been treated with fruquintinib.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit www.hutch-med.com or follow us on LinkedIn.

JAPAN IMPORTANT SAFETY INFORMATION

Please consult the FRUZAQLA (fruquintinib) Japan package insert (J-PI) before prescribing.

WARNING: FRUZAQLA should be administered only to patients for whom the use of FRUZAQLA is considered appropriate under the supervision of a physician with sufficient knowledge of and experience in cancer chemotherapy at a medical institution where adequate emergency care can be provided. Prior to treatment initiation, the efficacy and risks should be fully explained to the patient and/or his/her family and informed consent should be obtained; Severe gastrointestinal hemorrhage, including fatal cases, has been reported. Patients should be carefully monitored, and if any abnormalities are observed, administration of FRUZAQLA should be withheld and appropriate measures should be taken. If severe hemorrhage occurs, FRUZAQLA should not be re-administered; Gastrointestinal perforation has been reported with some fatal cases. Patients should be carefully monitored, and if any abnormalities are observed, administration of FRUZAQLA should be withheld and appropriate measures should be taken. If gastrointestinal perforation occurs, FRUZAQLA should not be re-administered.

CONTRAINDICATIONS: Patients with a history of hypersensitivity to any of the ingredients of FRUZAQLA.

IMPORTANT PRECAUTIONS: Hypertension, including hypertensive crisis, may occur. Blood pressure should be measured prior to the initiation of FRUZAQLA treatment and periodically during this treatment; Proteinuria may occur. Urinary protein should be monitored prior to the initiation of FRUZAQLA treatment and periodically during this treatment; If a surgical procedure is to be performed, patients are recommended to withhold FRUZAQLA before the surgery because wound healing may be delayed. Treatment resumption after the surgical procedure should be determined depending on the patient's condition upon confirmation of adequate wound healing.

PRECAUTIONS CONCERNING PATIENTS WITH SPECIFIC BACKGROUNDS: Patients with hypertension: Hypertension may worsen; Patients with bleeding diathesis or abnormal coagulation system: Hemorrhagic events may occur; Patients with hemorrhage such as gastrointestinal hemorrhage: Hemorrhage may be enhanced; Patients with a complication of intra-abdominal inflammation in the gastrointestinal tract, etc.: Gastrointestinal perforation may occur; Patients with current or a history of thromboembolism: Transient ischaemic attack, thrombotic microangiopathy, pulmonary embolism, portal vein thrombosis, deep vein thrombosis, etc. may occur; Patients with severe hepatic impairment (Child-Pugh Class C): Since FRUZAQLA is metabolized mainly in the liver, blood concentrations may be increased. There have been no clinical studies conducted in patients with severe hepatic impairment; Patients with Reproductive Potential: Women of childbearing potential should be advised to use adequate contraception during treatment with FRUZAQLA and for 2 weeks after the last dose; Pregnant Women: FRUZAQLA can be administered to women who are or may be pregnant only if the expected therapeutic benefits outweigh the possible risks associated with this treatment. In a rat embryo-fetal toxicity study, fetal abnormalities and teratogenic effects consisting of fetal external, visceral, and skeletal malformations and visceral and skeletal variations were observed at exposure levels approximately 0.05 times the exposure level (AUC) of FRUZAQLA at the maximum clinical dose (5 mg/day); Breast-feeding Women: It is advisable not to breastfeed. FRUZAQLA may pass into breast milk, and infants may experience serious adverse reactions if they are ingested through breast milk; Pediatric Use: There have been no clinical studies conducted in pediatric patients.

ADVERSE REACTIONS:

Any of the adverse reactions listed below may occur. Patients should be closely monitored, and if any such abnormalities are observed, appropriate measures should be taken, including treatment discontinuation. Clinically Significant Adverse Reactions are as follows.

Hypertension: Hypertension or hypertensive crisis may occur. If an increase in blood pressure is observed, appropriate treatment such as antihypertensive drug administration should be given as necessary, and if necessary, the dose of fruquintinib should be reduced, or fruquintinib administration should be interrupted. If severe or persistent hypertension, or hypertension that cannot be controlled by routine antihypertensive therapy occurs or if a hypertensive crisis occurs, fruquintinib administration should be discontinued; Skin disorder: Skin disorder including palmar-plantar erythrodysesthesia syndrome and rash may occur; Hemorrhage: Hemorrhage including epistaxis, hematuria, gastrointestinal hemorrhage and hemoptysis may occur. Fatal outcomes have been reported; Gastrointestinal perforation: Fatal outcomes have been reported; Arterial thromboembolic events: Arterial thromboembolic events including transient ischemic attack and thrombotic microangiopathy may occur; Venous thromboembolism events: Venous thromboembolism such as pulmonary embolism, portal vein thrombosis, and deep vein thrombosis may occur; Posterior reversible encephalopathy syndrome: If headaches, convulsions, lethargy, confusion, changes in mental function, blindness or other visual disturbances, or neurological impairment are observed, fruquintinib administration should be discontinued, and appropriate measures should be taken, including blood pressure control; Arterial dissection: Arterial dissection including aortic dissection may occur.

For US Prescribing Information:

https://www.fruzaqla.com/sites/default/files/resources/fruzaqla-prescribing-information.pdf

For European Union Summary of Product Characteristics:

https://www.ema.europa.eu/en/medicines/human/EPAR/fruzaqla

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to, its expectations regarding the receipt of the milestone payment, the therapeutic potential of fruquintinib for the treatment of such patients with CRC and the further clinical development of fruquintinib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of clinical data to support approval of fruquintinib for the treatment of patients with CRC or other indications in other jurisdictions such as Japan, its potential to gain approvals from regulatory authorities, the safety profile of fruquintinib, HUTCHMED and/or Takeda’s ability to fund, implement and complete its further clinical development and commercialization plans for fruquintinib, the timing of these events, each party’s ability to satisfy the terms and conditions under the license agreement; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or the regulatory pathway for fruquintinib; and Takeda’s ability to successfully develop and commercialize fruquintinib. In addition, as certain studies rely on the use of other drug products as combination therapeutics with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500

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REFERENCES

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3	Ferlay J, et al. Global Cancer Observatory: Cancer Today. Lyon, France: International Agency for Research on Cancer. Available from: https://gco.iarc.who.int/today, accessed 12 June 2024.
4	American Cancer Society. Cancer Facts & Figures 2024. Atlanta, American Cancer Society; 2024.
5	Bando H, et al. Therapeutic landscape and future direction of metastatic colorectal cancer. Nat Rev Gastroenterol Hepatol 2023; 20(5)306-322. doi:10.1038/s41575-022-00736-1.
6	D'Haene N, et al. Clinical application of targeted next-generation sequencing for colorectal cancer patients: a multicentric Belgian experience. Oncotarget. 2018;9(29):20761-20768. Published 2018 Apr 17. doi:10.18632/oncotarget.25099.
7	Venderbosch S, et al. Mismatch repair status and BRAF mutation status in metastatic colorectal cancer patients: A pooled analysis of the CAIRO, CAIRO2, COIN, and FOCUS Studies. Clinical Cancer Res. 2014; 20(20):5322–5330. doi:10.1158/1078-0432.ccr-14-0332.
8	Koopman M, et al. Deficient mismatch repair system in patients with sporadic advanced colorectal cancer. Br J Cancer. 2009;100(2), 266–273. doi:10.1038/sj.bjc.6604867.
9	Ahcene Djaballah S, et al. HER2 in Colorectal Cancer: The Long and Winding Road From Negative Predictive Factor to Positive Actionable Target. Am Soc Clin Oncol Educ Book. 2022;42:1-14. doi:10.1200/EDBK_351354.
10	Dasari NA, et al. Fruquintinib versus placebo in patients with refractory metastatic colorectal cancer (FRESCO-2): an international, multicentre, randomised, double-blind, Phase III study. Lancet. 2023;402(10395):41-53. doi:10.1016/S0140-6736(23)00772-9.
11	Li J, et al. Effect of Fruquintinib vs Placebo on Overall Survival in Patients With Previously Treated Metastatic Colorectal Cancer: The FRESCO Randomized Clinical Trial. JAMA. 2018;319(24):2486-2496. DOI:10.1001/jama.2018.7855.o